POWER OF ATTORNEY

(Section 16(a) Reporting)


Tthe undersigned, an officer,director or shareholder of Lithia Motors, Inc. (the "Company"),hereby constitutes and appoints Edward Impert, John North and Larissa McAlister, and any one of them, the undersigned's true and lawful attorney and agent to execute in the undersigned's name any and all reports required to be filed under Section 16(a) of the Securities Exchange Act of 1934 with respect to equity securities of the Company, and to file the reports with the Securities and Exchange Commission and any applicable stock exchange.

This Power of Attorney revokes all prior Powers of Attorney relating to reporting under Section 16(a) with respect to equity securities of the Company and shall remain in effect until revoked by a subsequently filed instrument.

DATED:  November 4, 2012


By: /s/ WILLIAM J. YOUNG
William J. Young